October 22, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: OFF Line International, Inc.

Registration Statement on Form S-1

Filed October 9, 2020

File No. 333-242143

To the men and women of the SEC:

On behalf of OFF Line International, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 19, 2020 addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on October 9, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis Liquidity and Capital Resources, page 8

1. We note your response to prior comment 5. Your revised disclosures continue to indicate that your cash balance is not sufficient to fund our operations "for any substantive period of time." As previously requested, please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

Company Response: We have revised the first risk factor on page 4 to read as follows:

In the absence of substantive revenue, we may be forced to rely on additional funding from our sole officer and director, Koichi Ishizuka, and or related parties that Mr. Ishizuka owns and controls.

At present, we have not generated enough revenue resulting in available cash to cover operating expenses for any substantive period of time. As of the date of this Registration Statement our available cash balance is approximately $50,000. We believe that this sum of cash will not provide us enough means to operate for any substantive period of time. We’d estimate that, at most, this sum of money will only allow us to operate for between 1-2 months.

We have been and continue to rely upon funding from Koichi Ishizuka and OFF Line Co., Ltd. who have agreed to loan us funds as fully detailed in our loan agreements attached herein as exhibit 10.3, 10.4 and 10.5.

If any parties who have agreed to lend us funds do not have funding available to lend us, or if we do not have available cash on hand to cover our operating expenses, we may be forced to find alternative methods of financing. It is possible that in such case our business operations could be adversely affected and we may be forced to cease operations entirely.

Additionally, we have revised page 8 under the heading “Liquidity and Capital Resources” to clarify the minimum period of time that we will be able to conduct our planned operations with available resources.

Exhibits

2. Please have counsel revise its legality opinion filed as Exhibit 5.1 to refer to the company rather than World Scan Project, Inc.

Company Response: Counsel has remedied the clerical error. Included herein as exhibit 5.1 is the revised opinion letter.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 22, 2020

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer